United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Masco Corporation
(Exact name of registrant as specified in its charter)

Delaware	1-5794	38-1794485
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

17450 College Parkway Livonia, Michigan	48152
(Address of principal executive offices)	(Zip Code)
Kenneth G. Cole
Vice President, General Counsel and Secretary
(313) 274-7400
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1. - Conflict Minerals Disclosures
Item 1.01. Conflict Minerals Disclosure and Report
Our Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is available in the “SEC Filings” section under “Financial Information” on the Investor Relations page of our website at www.masco.com. We do not incorporate the information contained on our website into this Form SD or our Conflict Minerals Report and such information should not be considered part of this Form SD or our Conflict Minerals Report.
Information concerning Conflict Minerals from recycled or scrap sources that may be contained in our in-scope products is included in our Conflict Minerals Report and is incorporated in this Form SD by reference.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD

Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report for the calendar year ended December 31, 2017

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MASCO CORPORATION

By:	/s/ John G. Sznewajs	May 29, 2018
Name:	John G. Sznewajs
Title:	Vice President, Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2017

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